Exhibit 21

Registrant Consumer Portfolio Services, Inc.

Subsidiaries of the Registrant

Name	Jurisdiction of Organization

CPS Receivables Five LLC	Delaware
Page Six Funding LLC	Delaware
Page Seven Funding LLC	Delaware
Page Nine Funding LLC	Delaware
Folio Residual Holdings LLC	Delaware

Other subsidiaries, which would not constitute a significant subsidiary if considered collectively as a single subsidiary, are omitted.